BD
3/25/13

13011567

"PUBLIC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 15 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~48402~~ 68318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/5/11** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Global Capital Access, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
16 Indian Head Road
(No. and Street)

Riverside (City) **CT** (State) **06878** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Decoene **(203)990-0020**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
METIS GROUP LLC
(Name – *of individual, state last, first, middle name*)

14 PENN PLAZA – SUITE 1800 (Address) **NEW YORK** (City) **NY** (State) **10122** (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas DeCoene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Global Capital Access, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL CAPITAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

METis group LLC

CERTIFIED PUBLIC ACCOUNTANTS

GLOBAL CAPITAL ACCESS LLC

CONTENTS

METiS group LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOCA RATON, FL

INDEPENDENT AUDITORS' REPORT

To the Members of
Global Capital Access LLC
Riverside, Connecticut

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Global Capital Access LLC, (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Managements' Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

METiS group LLC

CERTIFIED PUBLIC ACCOUNTANTS

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Capital Access LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC
New York, New York
March 13, 2013

GLOBAL CAPITAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	37,100
Prepaid expenses		10,060
TOTAL ASSETS	$	47,160
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	4,861
Due to member		751
TOTAL LIABILITIES		5,612
Members' equity		41,548
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	47,160

See accompanying notes to financial statement.

GLOBAL CAPITAL ACCESS LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of Business

Global Capital Access LLC (the "Company") was organized as a limited liability company in the state of Delaware on April 12, 2010, registered as a broker dealer on October 5, 2011, and is a member of Financial Industry Regulatory Authority ("FINRA") and is subject to the relevant laws and regulations of FINRA and the United States Securities and Exchange Commission ("SEC").

The Company provides private placement and specializes in the placement of related offshore private funds to U.S. institutional investors. Also, the Company provides corporate financial advisory services, primarily through merger and acquisition advice.

Prior to the commencement of operations, members have contributed approximately $64,500 and incurred expenses for approximately $33,100.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available to be issued on March 13, 2013. Subsequent events have been evaluated through this date.

Cash

The Company maintains its cash balance in a bank account with one financial institution. The Company does not consider the risk of any losses in that account to be significant.

Revenue Recognition

The Company recognized revenue at the time the services are provided. Cash collected in advance of the services provided is recorded as deferred revenue.

Income Taxes

The Company is a limited liability company and there is no provision for federal income taxes as the net results of the Company is included in the income tax returns of the individual members.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and State income tax audits for all periods.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital (as defined) and that the ratio of aggregate indebtedness to net capital (both as defined), shall not exceed 15 to 1 (or 8 to 1 of its net capital for 12 months after commencing business as a broker or dealer). The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $31,000 which was approximately $26,000 in excess of its minimum net capital requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions of sub-paragraph (k)(2)(ii); therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers for the Exclusive Benefit of Customers".

5. Concentration and Credit Risks

The Company maintains all of its cash balance at one financial institution. At December 31, 2012, the Company did not have cash bank balances in excess of the Federal Deposit Insurance Corporation limitations.